NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	June 8, 2018

Canada: TSX: KLS
United States: NYSE American: KIQ

Kelso Technologies Inc. Shareholders Voting Results at Annual General Meeting

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE American: KIQ) (“Kelso” or the “Company”) announces the following voting results following the Company’s 2018 Annual General Meeting of Shareholders (the “Meeting”) which was held June 7, 2018 in Vancouver.

A total of 20,505,479 common shares of the 47,170,086 common shares outstanding at the record date were voted at the Meeting, representing 43.47% of the issued and outstanding common shares of the Company at the record date.

Election of Directors

Each of the following nominees proposed by management was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes For	% Votes Withheld
James R. Bond	84.94	15.06
Peter Hughes	77.06	22.94
Anthony Andrukaitis	85.58	14.42
Phil Dyer	77.21	22.79
Paul Cass	77.10	22.90
Laura Roach	77.15	22.85
Jesse V. Crews	99.48	0.52

Other Matters Voted Upon

In addition, by resolution passed by an 77.62% affirmative vote, Smythe, LLP, Chartered Professional Accounts were appointed auditor of the Company for the coming year and authorized the Company’s board of directors to fix the auditors remuneration.

At a meeting of the Board of Directors held after the Meeting the following officers were appointed:

James R. Bond – President and Chief Executive Officer
Richard Lee – Chief Financial Officer
Anthony Andrukaitis – Chief Operating Officer
Kathy Love – Corporate Secretary

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com